UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.2)
WILD OATS MARKETS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
96808B107
(CUSIP Number)
Robert P. Bermingham The Yucaipa Companies 9130 W. Sunset Boulevard Los Angeles, California 90069 (310)789-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box. ☐

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,102,200 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,102,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Management, LLC Tax I.D. No. 30-0013506

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,102,200 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,102,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Funds, LLC Tax I.D. No. 30-0013485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,102,200 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,102,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LLC Tax I.D. No. 04-3626977

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,102,200 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,102,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LP Tax I.D. No. 04-3626968

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,999,564 shares

	8.	Shared Voting Power 2,999,564 shares

	9.	Sole Dispositive Power 2,999,564 shares

	10.	Shared Dispositive Power 2,999,564 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,564 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 96808B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance (Parallel) Fund I, LP Tax I.D. No. 61-1484225

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,102,636 shares

	8.	Shared Voting Power 2,102,636 shares

	9.	Sole Dispositive Power 2,102,636 shares

	10.	Shared Dispositive Power 2,102,636 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,636 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.                                                           Security and Issuer.

This Amendment No. 2 to the Statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on March 23, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on February 3, 2006 (“Amendment No. 1”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Wild Oats Markets, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 3375 Mitchell Lane, Boulder, Colorado 80301.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or Amendment No. 1.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The total amount of funds required by Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”) and Yucaipa American Alliance (Parallel) Fund I, LP, a Delaware limited partnership (“YAAF Parallel”) to acquire the shares reported in Item 5 was approximately $54,029,262, net of commissions.  Approximately $10.5 million of such funds were provided by working capital and the remaining $43.5 million of such funds were drawn from YAAF’s and YAAF Parallel’s existing working capital credit facility.  Amounts drawn from this facility have been or will be repaid with equity capital.

Item 4.                    Purpose of the Transaction.

On February 3, 2006, the Reporting Persons filed Amendment No. 1, which stated that, in light of the potential dilutive effect to the Reporting Persons of the Company’s Stockholders Rights Plan, absent intervening sales of Common Stock by the Reporting Persons or additional issuances of Common Stock by the Company, the Reporting Persons did not anticipate acquiring additional shares of Common Stock unless the Company’s board of directors had amended the Stockholders Rights Plan to waive, in whole or in part, its applicability to the Reporting Persons and their affiliates.

As disclosed by the Company on March 28, 2006, in its Current Report on Form 8-K, on March 24, 2006, the Company amended the Stockholders Rights Plan to exclude from the definition of “Acquiring Person” in the Stockholders Rights Plan each of the Reporting Persons, or any of their respective “Affiliates” or “Associates” (as those terms are defined in the Stockholders Rights Plan), so long as none of the Reporting Persons is the Beneficial Owner (as defined in the Stockholders Rights Plan) of 20% or more of the shares of Common Stock then outstanding. The effect of this amendment is to permit the Reporting Persons to acquire Beneficial Ownership of up to 20% of the Company’s outstanding Common Stock without triggering certain adverse consequences under the Stockholders Rights Plan, whereas they could only have acquired Beneficial Ownership of up to 15% of the Company’s outstanding Common Stock prior to the amendment.

Since the date of the amendment to the Stockholders Rights Plan, the Reporting Persons have acquired the additional shares of Common Stock reported in Item 5 because, in their opinion, such shares were undervalued by the market at the time they were acquired.  The Reporting Persons also continue to believe that the Company has substantial opportunities for future growth as developments in the supermarket and general retail sectors have continued to create attractive opportunities for the Company to acquire new stores and expand into new geographic locations.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)           Since the date of Amendment No. 1 to the Schedule 13D, the Reporting Persons have acquired additional shares of Common Stock as described in more detail below in Item 5(c).  As of the date of this Amendment No. 2, YAAF is the direct beneficial owner of 2,999,564 of the shares of Common Stock owned by the Reporting Persons, and YAAF Parallel is the direct beneficial owner of the remaining 2,102,636 shares of Common Stock owned by the Reporting Persons.  Collectively, such 5,102,200 shares represent approximately 17.3% of the Company’s outstanding Common Stock, based upon the 29,462,616 shares of Common Stock outstanding as of July 28, 2006, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006.  By virtue of the relationships described under Item 2 of Amendment No. 1, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF and YAAF Parallel.  Mr. Burkle disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days.  All of such purchases were effected by YAAF or YAAF Parallel, as indicated, in broker transactions on the Nasdaq National Market.

Transactions Effected by YAAF

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)
August 10, 2006	216,698	16.2703
August 11, 2006	75,251	16.4901

Transactions Effected by YAAF Parallel

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)
August 10, 2006	151,902	16.2703
August 11, 2006	52,749	16.4901

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 11, 2006	RONALD W. BURKLE
	By:	/s/ Ronald W. Burkle
Dated: August 11, 2006	YUCAIPA AMERICAN MANAGEMENT, LLC
	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member
Dated: August 11, 2006	YUCAIPA AMERICAN FUNDS, LLC
	By:	Yucaipa American Management, LLC
	Its:	Managing Member
		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member
Dated: August 11, 2006	YUCAIPA AMERICAN ALLIANCE FUND I, LLC
By: Yucaipa American Funds, LLC
Its: Managing Member
By: Yucaipa American Management, LLC
Its: Managing Member
			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

Dated: August 11, 2006	YUCAIPA AMERICAN ALLIANCE FUND I, LP
	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner
		By:	Yucaipa American Funds, LLC
		Its:	Managing Member
By: Yucaipa American Management, LLC
Its: Managing Member
			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member
Dated: August 11, 2006	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP
	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner
		By:	Yucaipa American Funds, LLC
		Its:	Managing Member
By: Yucaipa American Management, LLC
Its: Managing Member
			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member